787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 11, 2011

VIA EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)
Registration Statement on Form N-14 Filed on July 15, 2011 (the “Registration Statement”)
Securities Act File No. 333-175611

Dear Mr. Eskildsen:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation with the undersigned on July 29, 2011 regarding the above-referenced Registration Statement.  The Registration Statement relates to the proposed acquisition by Aberdeen U.S. Equity I Fund and Aberdeen U.S. Equity II Fund, each series of the Registrant (the “Acquiring Funds”), of the assets and liabilities of Credit Suisse Large Cap Blend Fund, Inc, a Maryland corporation, and Credit Suisse Large Cap Blend II Fund, a series of Credit Suisse Capital Funds, a Massachusetts business trust, respectively, in exchange for shares of the applicable Acquiring Funds.

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given to them in the Registration Statement.

Comment No. 1:	Please explain supplementally why the Large Cap Blend Fund is not merging directly into the Aberdeen U.S. Equity Fund.

Response:

The transaction was structured as a reorganization of the Large Cap Blend Fund into the U.S. Equity Fund I, followed by a reorganization of Aberdeen U.S. Equity Fund into the U.S. Equity Fund I for U.S. federal income tax purposes. This structure allows the funds to achieve their goals of maintaining the investment strategy of Aberdeen U.S. Equity Fund in the surviving fund and retaining on a going-forward

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

basis the surviving fund as a series of the Registrant while preserving the treatment of each reorganization as tax-free under section 368 of the Internal Revenue Code.

Comment No. 2:

Page 2 of Important Shareholder Information - Investment Objectives, Strategies and Policies. Please revise the first sentence to clarify for each Target Fund whether its investment objective is identical to that of its corresponding Acquiring Fund or substantially similar to that of its corresponding Acquiring Fund. Please make corresponding changes throughout the N-14, as applicable.

Response:	The requested revisions have been made.

Comment No. 3:

Page 2 of Important Shareholder Information — Same Level of Services and Expenses. Please disclose that the management fee for both Target Funds, and the gross operating expense ratios for Common Class shares and Class A shares of the Large Cap Blend Fund, will increase as a result of the Reorganizations.

Response:	The requested disclosure has been added.

Comment No. 4:

Page 3 of Important Shareholder Information. Please disclose that the reorganization of the Aberdeen U.S. Equity Fund into the U.S. Equity I Fund is contingent upon the Reorganization of the Large Cap Blend Fund into the U.S. Equity I Fund.

Response:	The requested disclosure has been added.

Comment No. 5:

Notice of Special Meeting of Shareholders. Please separate the description of the proposal to reorganize the Target Funds into the Acquiring Funds into two separate descriptions, with one description for each Reorganization. Please make corresponding changes throughout the N-14, as applicable.

Response:	The requested revisions have been made.

Comment No. 6:

Page 3 of Questions & Answers — Are there any significant differences in the annual fund operating expenses of the Target Funds and Acquiring Funds? Please disclose that the management fees for the Target Funds are expected to increase following the Reorganizations.

Response:	The requested disclosure has been added.

Comment No. 7:	Page 5 of Questions & Answers — Will my Target Fund pay for this proxy solicitation or for the costs of the Reorganization? Please include an estimate of the total amount of Reorganization costs.

Response:	The requested disclosure has been added.

Comment No. 8:

Pages 4 and 6 of the Proxy Statement/Prospectus — Significant Differences.  Please add disclosure to (2) explaining the difference between a quantitative investment style and a fundamental investment style.

Response:	The requested disclosure has been added.

Comment No. 9:	Please provide supplementally the accounting survivor analysis for the reorganization of the Aberdeen U.S. Equity Fund into the U.S. Equity I Fund.

Response:	The accounting survivor analysis is attached as Appendix A.

Comment No. 11:

Page 28 of the Proxy Statement/Prospectus.  Please disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains that will result from this expected sale of Target Fund portfolio holdings.

Response:	The requested disclosure has been added.

Comment No. 12:

Page 29 of the Proxy Statement/Prospectus — General Limitation on Capital Losses.  If the Target Funds have significant capital loss carryforwards, please disclose the amount of capital loss carryforwards and their limitations.

Response:	The requested disclosure has been added.

Comment No. 13:

Page 74 of the Proxy Statement/Prospectus — Financial Statements.  Please incorporate by reference the semi-annual financial statements for the Large Cap Blend II Fund for the fiscal period ended April 30, 2011.

Response:	The semi-annual financial statements for the Large Cap Blend II Fund for the fiscal period ended April 30, 2011 have been incorporated by reference.

Comment No. 14:

Statement of Additional Information.  Please include pro forma financial statements contemplating the reorganization of the Large Cap Blend Fund and the Aberdeen U.S. Equity Fund into the U.S. Equity I Fund.

Response:	A narrative version of the requested pro forma financial statements has been added.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Rose F. DiMartino, Esq., Willkie Farr & Gallagher, LLP
James G. Silk, Esq. Willkie Farr & Gallagher, LLP
Laura P. Gavenman, Esq. Willkie Farr & Gallagher, LLP

Appendix A

Accounting Survivor Review

Credit Suisse Large Cap Blend Fund

Aberdeen U.S. Equity Fund

Aberdeen U.S. Equity 1 Shell Fund

Credit Suisse Large Cap Blend Fund portfolio is aligned with Aberdeen U.S. Equity I Fund portfolio prior to the mergers. Step 1: Credit Suisse Fund merges into Shell;  Step 2: Aberdeen U.S. Equity merges into Shell

	Credit Suisse	Step 1 CS MERGER INTO USE1	Step 2 USE MERGER INTO USE1
Business Combination Criteria	Large Cap Blend Fund (“CS Fund”)	Aberdeen U.S. Equity 1 Fund - Shell (“USE 1”)	Aberdeen U.S. Equity (“USE”)

Portfolio Management	Credit Suisse (Portfolio to be realigned pre-merger)	Aberdeen North American Equity Team	Aberdeen North American Equity Team - Same as USE 1

Portfolio Composition	Credit Suisse (Portfolio to be realigned pre-merger)	Aberdeen	Aberdeen - Same as USE 1

Investment Objectives, Policies and Restrictions	Similar but with different strategies to USE1	Similar but with different strategies to CS; same as USE	Aberdeen — Same as USE 1

Expense Structure	Credit Suisse	Different from CS Similar to USE	Similar to USE 1

Expense Ratio	Credit Suisse	Different from CS Different from USE (due to lower advisory fee for USE 1 and economies of scale)	Different from USE 1 (due to lower advisory fee for USE 1 and economies of scale)

Asset Size	$330million	Shell	$40million

Accounting Survivor	Aberdeen U.S. Equity Fund

A-1

Conclusion:

The U.S. Equity Fund is the accounting survivor because it most closely resembles the Aberdeen U.S. Equity I Fund. The CS Fund is briefly the accounting survivor after it merges in to the Aberdeen US Equity 1 Fund (“Shell Fund”), which has no assets prior to that acquisition.   However, on the same day, subsequent to the CS Fund reorganization into the Shell Fund, the Aberdeen U.S. Equity Fund will reorganize into the Shell Fund. For the following reasons, Aberdeen Asset Management believes that the Aberdeen U.S. Equity Fund will ultimately be the accounting survivor:

Portfolio Management:	Aberdeen U.S. Equity Fund has been managed by Aberdeen North American Equity Team for a substantial period of time and the Aberdeen North American Equity Team will manage the Shell Fund.

Portfolio Composition:

Prior to the reorganization, the CS Fund portfolio will be re-aligned to have model portfolio holdings similar to the Aberdeen U.S. Equity Fund. The Shell Fund will hold similar securities to the Aberdeen U.S. Equity Fund.

Investment Objectives:

The investment objectives and strategies of the Aberdeen U.S. Equity Fund and USE 1 are identical. The investment objective of the CS Fund and the Aberdeen Funds are similar, the investment strategies are different; the CS Fund uses a quantitative strategy and the Aberdeen Fund use as fundamental bottom-up investment style.

Expense Structure:

The expense structure of the Shell Fund is more closely aligned to the Aberdeen U.S. Equity Fund because their service provider contracts are identical. The Shell Fund and Aberdeen U.S. Equity Fund have a contractual expense limitation, the Credit Suisse Fund most recently had a voluntary expense waiver, but it was not contractual.

Expense Ratios:

The expense ratio of the Shell Fund is more similar to the Aberdeen U.S. Equity Fund because their service provider contracts are identical. The difference in the expense ratio between the Shell Fund and the Aberdeen U.S. Equity Fund is due to (1) different advisory fees (lower for the Shell); (2)  lower contractual expense limitation amount for the Shell Fund (as compared to the Aberdeen U.S. Equity Fund and Credit Suisse Fund); and (3) economies of scale. The Credit Suisse Fund has similar service providers (except for investment adviser), but the services are provided under different contracts.

Asset Size:	While the CS Fund/Shell Fund assets are larger than those of the Aberdeen U.S. Equity Fund, the Aberdeen U.S. Equity Fund is of sufficient size to be considered the accounting survivor.

A-2